Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of July, 2003

                         Commission File Number 0-15742

                            UNITED BUSINESS MEDIA PLC
                              (name of registrant)

                                  Ludgate House
                              245 Blackfriars Road
                                 London SE1 9UY
                                 United Kingdom
                    (address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F X                      Form 40-F _____


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934:

                  Yes                                 No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

                            UNITED BUSINESS MEDIA PLC

Form 6-K Items
--------------


     1.   Press Release dated July 29, 2003 (Part 1).

     2.   Press Release dated July 29, 2003 (Part 2).

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNITED BUSINESS MEDIA PLC


Dated: July 30, 2003                        By: /s/Anne C. Siddell
                                                ------------------
                                            Name:  Anne C. Siddell
                                            Title: Group Company Secretary

                                                                          ITEM 1

                                                                   July 29, 2003

                     United Business Media: Interim Results

                  Strong Margin Increase In First Half of 2003

     -  EPS* 10.7p (8.9p) up 20 per cent

     -  Profit before tax* 45.5m pounds (40.7m pounds) up 12 per cent

     -  Operating* margin 12.2 per cent (9.1 per cent)

     -  Net cash balances boosted to 118.9m pounds (93.5m pounds at 31 December
        2002)

     -  Dividend increases to 3.3p (3.0p) up 10 per cent

    * Before amortisation of goodwill and prior year exceptional items

    Clive Hollick, Chief Executive of United Business Media, said:

    "United has delivered a good performance in the first half of 2003 with profit before tax and earnings per share ahead of last year by 12 per cent and 20 per cent respectively. Although underlying revenues are down 6 per cent compared with the first half of 2002 there has been a welcome stabilisation in revenue trends over the last six months and early signs of an improvement in certain markets in the US. This modest improvement, combined with the continuing drive for operating efficiencies, has boosted operating margins from 9 per cent last year to 12 per cent this year. 200m pounds of cost savings have now been secured, this represents approximately 30 per cent of the 2000 fixed cost base.

    "Yields and key market shares have either been maintained or slightly increased across the group. The level of revenue from new products started in the last two years increased in the first half year to 17 million pounds. Losses attributable to new product development increased to 5m pounds (1m pounds). Cash conversion remains strong at 105 per cent of operating profits and net cash balances were 118.9 million pounds at 30 June.

    "Professional media profits grew by 75 per cent thanks to a return to profit at CMP in the US and a good improvement in margins at CMPi in the UK, offset by a fall in the CMP Asia profits following the SARS outbreak. Revenues in the US have been broadly stable in the last four quarters with improvements in the reseller technology and healthcare markets offset by continued weakness in electronics. Market share continues to edge ahead, yields are being maintained and further reductions in the cost base are being delivered.

    "CMPi's profits in the second half will be boosted by the recent acquisitions of Builder Group, Barbour Index, Property Media and Interior Design Handbook. In 2004 these acquisitions, which together cost 83m pounds, are expected to contribute operating profits of 9 million pounds. Margin improvements at Exchange & Mart and Daltons Weekly helped to lift UAP's profits.

    "Trading at CMP Asia is beginning to improve as the SARS outbreak abates. The total adverse effect on earnings in the first six months was slightly below our forecast of 8 million pounds before insurance recoveries.

    "Our news distribution business, PR Newswire, delivered a good margin increase on the second half of 2002. After three successive quarters of stable US message volumes the second quarter of 2003 saw a quarterly increase of almost 10 per cent and a small year on year strengthening of yields.

    "NOP World, our market research business, achieved a near doubling of margins to 11.1 per cent compared with the second half of 2002. There are now early indications of modest improvements in healthcare revenues and some stability in the US custom business.

    "five (formerly Channel 5) continues to make excellent progress with strong gains in advertising share. After six years of investment five delivered an operating profit in the first half of 2003.

    "Forward revenue visibility remains limited, but with the recent stabilisation in revenue trends, some improvement in certain US markets, a gradual return to normal trading conditions in Asia and the boost to margins from improved operating efficiencies throughout the group, should deliver an improvement in United's year on year performance in the second half of 2003. We plan to increase the level of investment in new products and make acquisitions which strengthen our core business and meet our demanding financial criteria."

                         SUMMARY PROFIT & LOSS STATEMENT

     The group profit and loss statement set out below re-presents the group's full profit and loss account (which is included in the attached financial information) in order to show more clearly the results from operations excluding amortisation of goodwill and prior year exceptional items.


                                                    Restated (1)
                                     Period          Period
                                      ended           ended
                                    30 June         30 June
                                       2003            2002       Variance
                                   m pounds        m pounds          %

    Turnover                          344.0           412.8         (16.7)

    Operating profit*                  42.0            37.4          12.3

    Net interest income                 6.2             4.3          44.2
    Other finance expense (FRS 17)     (2.7)           (1.0)       (170.0)

    Profit before tax*                 45.5            40.7          11.8
    Amortisation of goodwill          (53.3)          (65.8)         19.0

                                       (7.8)          (25.1)         68.9
    Exceptional items                    --           (14.0)           --

    Loss before tax                    (7.8)          (39.1)         80.1
    Taxation                          (10.0)           (9.8)         (2.0)

    Loss on ordinary activities
     after tax                        (17.8)          (48.9)         63.6
    Equity minority interest            0.3            (1.4)        121.4
    Loss for the period               (17.5)          (50.3)         65.2

    Dividends - equity                (11.0)          (10.1)          8.9
              - non-equity             (0.3)           (0.3)           --
                                      (11.3)          (10.4)          8.7

    Retained loss for the period      (28.8)           (60.7)        52.6

    EPS* (pence)                       10.7             8.9          20.2
    Basic EPS (pence)                  (5.3)           (15.1)        64.9
    Dividend per share                  3.3             3.0          10.0

   (1) 2002 has been restated to include the impact of adopting FRS17 "Retirement Benefits"

    * Before amortisation of goodwill and prior year exceptional items

     CONTENTS

     1. Summary of Results
     2. Divisional Review
     3. Dividend
     4. Balance Sheets and Cash Conversion
     5. Fixed Asset Investments
     6. Tax


     1. SUMMARY OF RESULTS

                    Group Turnover                 Group Operating Profit
                 Six months to 30 June              Six months to 30 June
                      (m pounds)                         (m pounds)
                 2003  2002  Change  Underlying  2003  2002  Change Underlying
                                (%)       #(%)               (%)        #(%)
    CMP Media   101.8 129.9  (21.6)    (10.0)    4.9  (7.3)    --        --

    CMP Asia     14.0  25.5  (45.1)       --    (0.7)  7.7     --        --

    CMP
    Information (14.8) 58.7   68.9      (8.4)   10.7   6.3   69.8      58.1

    UAP          29.5  29.5     --        --     8.9   6.9   29.0      19.4

    Professional
    Media       204.0 253.8  (19.6)     (6.8)   23.8  13.6   75.0     160.0

    News
    Distribution 48.0  57.5  (16.5)     (6.8)    8.0  12.3  (35.0)    (30.3)

    Market
    Research     92.0 101.5   (9.4)     (2.1)   10.2  11.5  (11.3)    (16.1)

    Total       344.0 412.8  (16.7)     (5.6)   42.0  37.4   12.3      29.9

    # Underlying:
    - adjusted for the estimated effects of acquisitions, foreign exchange, SARS and biennial events

    Although group revenue was down 16.7 per cent to 344.0m pounds, significant improvements in operational efficiency secured a 12.3 per cent increase in operating profits. The operating margin increased to 12.2 per cent from 9.1 per cent in the first half of 2002.

    The underlying decline in group turnover was only 5.6 per cent, with the reported number having been depressed by foreign exchange (31m pounds), SARS (9m pounds), business closures (6m pounds) and biennial exhibitions (4m pounds).

    The sterling / US dollar exchange rate has a translation impact upon consolidation. For the six month period a 1 cent movement in the US dollar against sterling was equivalent to a move in profit of between 100,000 pounds and 200,000 pounds.


    2. DIVISIONAL REVIEW

    Professional Media

                          Turnover                     Operating Profit
                      Six month periods               Six month periods
                         (m pounds)                      (m pounds)
                      2003   2002   2002              2003    2002    2002
                       H1     H2     H1                H1      H2      H1
    CMP Media        101.8  108.3  129.9              4.9     0.5    (7.3)

    CMP Asia          14.0   25.6   25.5             (0.7)    6.0     7.7

    CMP Information   58.7   58.7   68.9             10.7     3.8     6.3

    UAP               29.5   28.6   29.5              8.9     5.8     6.9

    Total            204.0  221.2  253.8             23.8    16.1    13.6

    Total Professional Media revenue was 204.0m pounds, down 19.6 per cent on H1 2002. Operating profit was 23.8m pounds, up 75.0 per cent on H1 2002, with cost reductions driving this improvement and CMP Media in particular turning a loss of 7.3m pounds into a 4.9m pounds profit despite a decline in revenue of 28.1m pounds. The total divisional operating margin of 11.7 per cent represents a significant improvement on 5.4 per cent in H1 2002 and 7.3 per cent in H2 2002.

    CMP Media

    The 21.6 per cent decline in CMP Media's revenues was more than offset by cost savings and CMP Media delivered a half year operating profit of 4.9m pounds.

    Over the first six months of 2003 CMP Media's continuing titles again increased their market share of advertising page volumes, up to 29.4 per cent (from 27.5 per cent), and also increased yields by 1.5 per cent.

    Overall the conditions in CMP's technology marketplace broadly stabilised in late 2002 / early 2003, although there are different trends in each of CMP's product areas with the Channel market consistently strong -- revenue up 11 per cent -- and, at the other end of the scale, Electronics was consistently weak -- revenue down 23.2 per cent. Both the Channel area and online -- across the division -- performed ahead of plan in H1 2003. CMP Media new product development activity continued with Optimize generating over $1.5m in the period, and the Institute for Partner and Educational Development making significant progress and being ahead of budget.

    Approximately 10 per cent of CMP Media's revenues come from its Healthcare division and this was its strongest growth area in the first half, with revenues up 14 per cent. Sales demand is good and new initiatives made a solid contribution with Continuing Medical Education (CME) teleconferences continuing to receive requests for proposals and performing ahead of budget.

    CMP Asia

    The adverse earnings impact of SARS was slightly below our previous estimate. The Spring 2003 Leather Fair in Hong Kong was cancelled with a full refund to customers and several other exhibitions were postponed. The June Jewellery Fair went ahead, although inevitably with lower levels of attendance.

    New launches continued and included a Jewellery trade fair in Shenzhen, beauty trade and natural health publications in Japan and also two beauty trade conferences in New York. These shows and publications generated US $2.3m in new revenue. Events launched in 2002 in Bangkok, Tokyo and China continued to grow in 2003.

    CMP Information

    The overriding theme of the performance at CMPi* has been one of major improvement in margins leading to profitability growth of 70 per cent or 4.4m pounds.

    CMPi revenue of 58.7m pounds (68.9m pounds) was 14.8 per cent down on 2002 because of closures and also a biennial effect. Half of the underlying fall of
8.4 per cent related to the weakness of the Network Telecoms show which is now under review. The extensive programme of initiatives to improve operational efficiencies generated an operating margin of 18.2 per cent (9.1 per cent) and enabled CMPi to grow profit to 10.7m pounds (6.3m pounds).

    The first half of the year also saw the completion of two acquisitions -- the remaining 50% of Property Media and the purchase of Interior Design Handbook -- the integration of both has since been completed according to plan. Last week UBM announced the acquisition of Builder Group and Barbour Index for 79m pounds. These will be integrated into CMPi, and together with Property Media and the Interior Design Handbook have significantly strengthened CMPi's leadership position in the UK construction and design market.

    Organic initiatives included several successful exhibitions -- Technology for Marketing, ACPO and FI China -- which between them generated well over 2m pounds in revenue.

    * CMPi results (and prior period comparatives) now include CMP Europe following the transfer from CMP Media at the start of 2003.

    UAP

    UAP delivered another strong performance with operating profit up almost 30 per cent at 8.9m pounds due to increased operating efficiencies and an improved margin of 30.2 per cent (23.4 per cent).

    Revenue at 29.5m pounds was the same as in 2002 as gains at Daltons Weekly, Private Villas, Trader, Trade It and online properties offset weaker performances at Auto Exchange and the Computer titles.

    Organic initiatives included DaltonsBusiness.com, the early success of which contributed significantly to growth in online revenues across the business of over 70 per cent.


    PR Newswire - News Distribution

                        Turnover                  Operating Profit
                    Six month periods            Six month periods
                        (m pounds)                  (m pounds)
                   2003    2002    2002        2003     2002     2002
                    H1      H2      H1           H1       H2       H1
    PR Newswire   48.0    47.9    57.5           8.0      5.0     12.3

    Further action on costs delivered a 60 per cent improvement in profitability on the second half of 2002. In addition, a sustained period of stability was followed in the second quarter of 2003, by indications of improvements in core US message volumes and revenues.

    Revenue at 48.0m pounds was the same as in the second half of 2002, but down on the first half of 2002. Operating profit improved from 5.0m pounds in H2 2002 to 8.0m pounds in H1 2003, a margin improvement from 10.4 per cent to 16.7 per cent.

    America

    Core US message volumes reached a high of 49k in the second quarter of 2002 and then declined to 42k in each of the following three quarters. The second quarter of 2003 then saw an improvement to 46k with June volumes up 3.7 per cent on June 2002. M&A, IPO and new product announcements all improved in May and June.

    Growth in organic initiatives such as MultiVu and Online MediAtlas (OMA) offset declines in mature services such as Broadcast Fax.

    Rest of the World

    Overall PR Newswire's businesses outside America improved to break even in the first half of 2003. Total revenue from organic initiatives, Disclose, OMA and News Monitoring was up by 33 per cent.

    NOP World - Market Research

                           Turnover                   Operating Profit
                       Six month periods             Six month periods
                         (m pounds)                    (m pounds)
                   2003    2002    2002             2003     2002     2002
                    H1      H2      H1               H1       H2       H1
    NOP World      92.0    111.5   101.5            10.2     6.4     11.5

    Operating profit increased from 6.4m pounds in H2 2002 with NOPW achieving 10.2m pounds in the first half of 2003. The margin performance at NOPW was strong with the first half delivering 11.1 per cent, double H2 2002 and in line with H1 2002.

    Mediamark Research (MRI)

    MRI, NOP World's largest profit contributor, is performing slightly ahead of expectations with both revenue and profit ahead of the first half of 2002. The core National Study product delivered both higher renewal rates and new business.

    Allison-Fisher (AFI)

    Revenues in the first half were 28 per cent ahead of the same period last year. The majority of calendar year renewals have now been booked and the organic initiatives (international product expansions) are well under-way and anticipated to meet full year objectives.

    NOP Research Group

    In a challenging environment, NOP Research increased marketing and sales activity and generated sufficient new business to hold revenue close to the levels in H1 2002.

    A weak first quarter was followed by a good second quarter. NOP's strengths in Financial, Business and Mystery Shopping were offset by some weakness in Automotive and Healthcare. Investments included a Mystery Shopping organic initiative.

    RoperASW

    Conditions in RoperASW's US markets (custom, consumer trends and retail markets) remained flat in the first half of the year, although there have been some more positive indications in the technology market. Consequently revenues are still down on H1 2002 but -- boosted by better than expected operating efficiency gains -- RoperASW improved its profit on the first half of 2002.

    Market Measures Cozint (MMC) / Strategic Marketing Corporation (SMC)

    These Healthcare businesses continue to operate in a difficult market but the drug approval pipeline appears to be improving. Both saw a significant deterioration in the second half of 2002. SMC is showing healthy revenue and profit progress, benefiting from increased numbers of drug approvals and from an upgraded sales and marketing programme whilst MMC was down on H1 2002 and is addressing structural issues in its product offering. In particular sales of the Global Tracking business have been strong.


    3. DIVIDEND

    An interim dividend of 3.3 pence per share for 2003 will be paid. This is in line with the Board's dividend policy announced in December 2001.

    The interim dividend will be paid on 23 October to shareholders on the register on 15 August.


    4. BALANCE SHEET AND CASH CONVERSION

    Net cash balances at the end of the period were 118.9m pounds. Operating cash conversion was 105 per cent of operating profits.

    Group capital expenditure was held to 3.3m pounds during the period (compared with 10.9m pounds in 2002), well below the level of depreciation at 9.5m pounds. Cash outflows for the period included 4.3m pounds of additional funding for five. Cash was boosted by net tax receipts of 7.6m pounds in respect of prior periods.

    In June the group purchased a total of 100,000 ordinary shares in the market for cancellation.


    5. FIXED ASSET INVESTMENTS

    UBM holds investments in five, ITN, SIS, SDN, Paperloop and the Press Association. five revenue grew 7.1 per cent, its audience share held firm at 6.6 per cent, and its share of advertising revenue increased from 7.3 per cent to
7.8 per cent.

    Income from investments of 3.2m pounds includes dividends received from SIS and ITN.


    6. TAX

    The effective tax rate in H1 2003 was 21.9 per cent against 24.0 per cent in H1 2002.

     Notes to Editors:

     United Business Media plc (http://www.unitedbusinessmedia.com) is a leading provider of business information services to the technology, healthcare, media, automotive and financial services industries. UBM offers services in market research, consultancy, news distribution, publishing and events to customers across the globe. Its brands include NOP World, one of the largest market research groups globally; PR Newswire, the world's leading corporate news distribution service and CMP, the B2B media and exhibition group operating in high-tech, healthcare, property, entertainment jewellery & fashion in the US, UK, Asia and Europe.

    This press release includes statements which are not historical facts and are considered "forward-looking" within the meaning of Section 27 of the

Securities Act of 1933, as amended. These forward-looking statements reflect UBM's current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as "believe," "expect," "plan," "anticipate," "on target" and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM's expectations. UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.

                                                                          ITEM 2



                          Group profit and loss account
                      for the six months ended 30 June 2003

                 Six months ended 30 June 2003   Six months ended 30 June 2002

                                               As restated  As restated
                  Before     Exceptional         Before      Exceptional  As
    Notes       exceptional   items            exceptional    items   restated
                 items      (note 2)    Total    items       (note 2)  Total
                m pounds    m pounds   m pounds  m pounds    m pounds m pounds
    Turnover - group and
     share of joint ventures
    Continuing
     operations    354.3        --      354.3     425.4        --     425.4
    Acquisitions     1.4        --        1.4        --        --        --
                   355.7        --      355.7     425.4        --     425.4
    Less: share of
     joint ventures'
     turnover      (11.7)       --      (11.7)    (12.6)       --     (12.6)
    Group turnover 344.0        --      344.0     412.8        --     412.8

    Group operating loss
     Continuing
     operations    (15.7)       --      (15.7)    (32.3)       --     (32.3)
    Acquisitions     0.2        --        0.2        --        --        --
    Group operating
     loss          (15.5)       --      (15.5)    (32.3)       --     (32.3)

    Share of
     operating
     profit
     in joint
     ventures
     and
     associates   3  1.0        --        1.0       0.5        --       0.5
    Income from other
     fixed asset
     investments     3.2        --        3.2       3.4        --       3.4
    Total operating
     loss          (11.3)       --      (11.3)    (28.4)       --     (28.4)

    Loss on sale and
     closure of businesses
    Discontinued
     operations       --        --         --        --     (14.0)    (14.0)
    Loss on ordinary
     activities before
     interest      (11.3)       --      (11.3)    (28.4)    (14.0)    (42.4)
    Net interest
     income       4  6.2        --        6.2       4.3        --       4.3
    Other finance
     expense        (2.7)       --       (2.7)     (1.0)       --      (1.0)

    Loss on ordinary
     activities before
     tax            (7.8)       --       (7.8)    (25.1)    (14.0)    (39.1)

    Tax on loss on
     ordinary
     activities    (10.0)       --      (10.0)     (9.8)       --      (9.8)
    Loss on ordinary
     activities after
     tax           (17.8)       --      (17.8)    (34.9)    (14.0)    (48.9)

    Equity minority
     interests       0.3        --        0.3      (1.4)       --      (1.4)
    Loss for the
     period        (17.5)       --      (17.5)    (36.3)    (14.0)    (50.3)

    Dividends
     - equity     7                               (11.0)              (10.1)
     - non-equity 7                                (0.3)               (0.3)
                  7                               (11.3)              (10.4)
    Retained loss
     for the period                               (28.8)              (60.7)
    Earnings/(loss) per share - before amortisation of intangible assets and exceptional
     items        5                                10.7p                8.9p
     - basic      5                                (5.3)p             (15.1)p
     - diluted    5                                (5.3)p             (15.1)p

                          Group profit and loss account
                      for the six months ended 30 June 2003

                                               Year ended 31 December 2002

                          Notes As restated As restated
                                Before       Exceptional
                              exceptional     items      As restated
                                items         (Note 2)       Total
                               m pounds       m pounds     m pounds
    Turnover - group
     and share of
     joint ventures

    Continuing operations        819.2           --          819.2
    Acquisitions                    --           --             --
                                 819.2           --          819.2
    Less: share of joint
     ventures' turnover          (25.8)          --          (25.8)
    Group turnover               793.4           --          793.4

    Group operating loss
    Continuing operations        (83.0)      (144.2)        (227.2)
    Acquisitions                    --           --             --
    Group operating loss         (83.0)      (144.2)        (227.2)

    Share of operating profit
     in joint ventures and
     associates           3        1.6           --           1.6
    Income from other
     fixed asset
     investments                  10.4           --          10.4
    Total operating loss         (71.0)      (144.2)       (215.2)

    Loss on sale and closure
     of businesses
    Discontinued operations         --        (14.0)       (14.0)
    Loss on ordinary activities
     before interest             (71.0)      (158.2)      (229.2)
    Net interest income   4       10.1           --         10.1
    Other finance expense         (2.1)          --         (2.1)
    Loss on ordinary activities
     before tax                  (63.0)      (158.2)      (221.2)

    Tax on loss on ordinary
     activities                  (16.0)          --        (16.0)
    Loss on ordinary activities
     after tax                   (79.0)      (158.2)      (237.2)

    Equity minority
     interests                    (1.8)          --         (1.8)
    Loss for the period          (80.8)      (158.2)      (239.0)

    Dividends
     - equity             7                                (23.6)
     - non-equity         7                                 (0.6)
                          7                                (24.2)

    Retained loss for the
     period                                               (263.2)
    Earnings/(loss) per share
     - before amortisation
       of intangible assets
       and exceptional
       items              5                                16.5p
     - basic              5                               (71.6)p
     - diluted            5                               (71.6)p

                              Analysis of turnover
                      for the six months ended 30 June 2003

                     Six months ended    Six months ended     Year ended
                       30 June 2003       30 June 2002     31 December 2002

                               Group             Group              Group
                               share             share of           share of
                    Group    of joint    Group    joint    Group     joint
                   m pounds  ventures   m pounds ventures m pounds ventures
                              m pounds           m pounds          m pounds
    Turnover by division
    Continuing operations:
      CMP Media      101.8       4.2   129.9      4.2     238.2     9.0
      CMP Asia        14.0       1.6    25.5      1.8      51.1     3.6
      CMP Information 57.3       1.2    68.9      2.0     127.6     4.5
      United Advertising
       Publications   29.5        --    29.5       --      58.1      --
    Professional
     media           202.6       7.0   253.8      8.0     475.0    17.1
    News distribution 48.0       4.7    57.5      4.6     105.4     8.7
    Market research   92.0        --   101.5       --     213.0      --
    Continuing
     operations      342.6      11.7   412.8     12.6     793.4    25.8
    Acquisitions:
      CMP Information  1.4        --      --       --        --      --
    Acquisitions       1.4        --      --       --        --      --
    Turnover         344.0      11.7   412.8     12.6     793.4    25.8

    by geographic market
    United Kingdom   110.8       1.2   119.3      2.0     216.6     4.5
    North America    217.9       8.5   266.8      8.5     502.2    17.0
    Europe and
     Middle East       4.4       0.4     3.5      0.3      28.1     0.7
    Pacific           10.9       1.6    23.2      1.8      46.5     3.6
    Turnover         344.0      11.7   412.8     12.6     793.4    25.8

                             Analysis of activities
                      for the six months ended 30 June 2003

                               Six months ended 30 June 2003
                                Group
                                share             Exceptional
                     Group     of joint  Subtotal  items        Total
                    m pounds   ventures  m pounds  m pounds    m pounds
                                    m pounds
    Operating
     profit/ (loss)
     before amortisation
     of intangible assets
      by division

    Continuing operations:
      CMP Media         4.8       0.1        4.9      --         4.9
      CMP Asia         (0.9)      0.2       (0.7)     --        (0.7)
      CMP Information  10.4        --       10.4      --        10.4
    United Advertising
     Publications       8.9        --        8.9      --         8.9
    Professional
     media             23.2       0.3       23.5      --        23.5
    News distribution   6.5       1.5        8.0      --         8.0
    Market research    10.2        --       10.2      --        10.2
    Continuing
     operations        39.9       1.8       41.7      --        41.7
    Acquisitions:
     CMP Information    0.3       --         0.3     --          0.3
    Acquisitions        0.3       --         0.3     --          0.3
    Operating profit
     before amortisation
     of intangible
     assets            40.2       1.8       42.0     --         42.0

    Amortisation of
     intangible
     assets           (52.5)     (0.8)    (53.3)     --        (53.3)

    Operating (loss)/
     profit by division
    Continuing operations:
      CMP Media       (18.0)     (0.2)    (18.2)      --       (18.2)
      CMP Asia         (7.7)      0.2      (7.5)      --        (7.5)
      CMP Information  (3.9)       --      (3.9)      --        (3.9)
    United Advertising
     Publications       8.5        --       8.5       --         8.5
    Professional
     media            (21.1)       --     (21.1)      --       (21.1)
    News distribution   4.1       1.0       5.1       --         5.1
    Market research     4.5        --       4.5       --         4.5
    Continuing
     operations       (12.5)      1.0     (11.5)      --       (11.5)
    Acquisitions:
     CMP Information    0.2        --       0.2       --         0.2
    Acquisitions        0.2        --       0.2       --         0.2
    Operating loss    (12.3)      1.0     (11.3)      --       (11.3)

    Non-operating
     exceptional items                                            --
    Net interest and
     other financial
     income                                                      3.5
    Loss on ordinary
     activities before tax                                      (7.8)

    by geographic market
    United Kingdom      8.4       --        8.4        --        8.4
    North America      (9.0)     1.1       (7.9)       --       (7.9)
    Europe and Middle
     East              (2.8)    (0.3)      (3.1)       --       (3.1)
    Pacific            (8.9)     0.2       (8.7)       --       (8.7)
    Operating loss    (12.3)     1.0      (11.3)       --      (11.3)
    Non-operating
     exceptional items                                            --
    Net interest and
     other financial
     income                                                      3.5
    Loss on ordinary
     activities before
     tax                                                        (7.8)

                             Analysis of activities
                      for the six months ended 30 June 2003

                               Six months ended 30 June 2002
                                         Group
                                        share of
                                         joint            Exceptional
                               Group    ventures  Subtotal   items     Total
                              m pounds  m pounds  m pounds  m pounds  m pounds

    Operating profit/ (loss)
     before amortisation of
     intangible assets by division

    Continuing operations:
    CMP Media                  (7.4)       0.1      (7.3)       --     (7.3)
    CMP Asia                    7.5        0.2       7.7        --      7.7
    CMP Information             6.2        0.1       6.3        --      6.3
    United Advertising
     Publications               6.9         --       6.9        --      6.9
    Professional media         13.2        0.4      13.6        --     13.6
    News distribution          10.8        1.5      12.3        --     12.3
    Market research            11.5         --      11.5        --     11.5
    Continuing operations      35.5        1.9      37.4        --     37.4
    Acquisitions:
    CMP Information              --         --        --        --       --
    Acquisitions                 --         --        --        --       --
    Operating profit before
     amortisation of
     intangible assets         35.5        1.9      37.4        --     37.4

    Amortisation of
     intangible assets        (64.4)      (1.4)    (65.8)       --    (65.8)

    Operating (loss)/ profit
     by division
    Continuing operations:
    CMP Media                 (40.0)      (0.9)    (40.9)       --    (40.9)
    CMP Asia                    0.7        0.2       0.9        --      0.9
    CMP Information            (6.6)       0.1      (6.5)       --     (6.5)
    United Advertising
     Publications               6.4         --       6.4        --      6.4
    Professional media        (39.5)      (0.6)    (40.1)       --    (40.1)
    News distribution           8.4        1.1       9.5        --      9.5
    Market research             2.2         --       2.2        --      2.2
    Continuing operations     (28.9)       0.5     (28.4)       --    (28.4)
    Acquisitions:
    CMP Information              --         --        --        --       --
    Acquisitions                 --         --        --        --       --
    Operating loss            (28.9)       0.5     (28.4)       --    (28.4)
    Non-operating
     exceptional items                                                (14.0)
    Net interest and
     other financial income                                             3.2
    Loss on ordinary
     activities before tax                                            (39.2)
    by geographic market
    United Kingdom             (0.9)       0.2      (0.7)       --     (0.7)
    North America             (25.1)       0.5     (24.6)       --    (24.6)
    Europe and Middle East     (1.6)      (0.4)     (2.0)       --     (2.0)
    Pacific                    (1.3)       0.2      (1.1)       --     (1.1)
    Operating loss            (28.9)       0.5     (28.4)       --    (28.4)
    Non-operating
     exceptional items                                                (14.0)
    Net interest and
     other financial income                                             3.2
    Loss on ordinary
     activities before tax                                            (39.2)

                                 Analysis of activities
                      for the six months ended 30 June 2003

                                       Year ended 31 December 2002
                                        Group
                                         share
                                        of joint          Exceptional
                               Group    ventures  Subtotal   items     Total
                              m pounds  m pounds  m pounds  m pounds  m pounds
    Operating profit/ (loss)
     before amortisation of
     intangible assets by division

    Continuing operations:
       CMP Media                (7.3)      0.5      (6.8)     (11.3)   (18.1)
       CMP Asia                 13.6       0.1      13.7       (0.7)    13.0
       CMP Information           9.9       0.2      10.1       (5.8)     4.3
       United Advertising
        Publications            12.7        --      12.7       (0.8)    11.9
    Professional media          28.9       0.8      29.7      (18.6)    11.1
    News distribution           14.3       3.0      17.3       (4.1)    13.2
    Market research             17.9        --      17.9       (7.3)    10.6
    Continuing operations       61.1       3.8      64.9      (30.0)    34.9
    Acquisitions:
       CMP Information            --        --        --         --       --
    Acquisitions                  --        --        --         --       --
    Operating profit/ (loss)
     before amortisation of
     intangible assets          61.1       3.8      64.9      (30.0)    34.9

    Amortisation of
     intangible assets        (133.7)     (2.2)   (135.9)    (114.2)  (250.1)

    Operating (loss)/ profit
     by division
    Continuing operations:
       CMP Media               (71.3)     (0.7)    (72.0)     (71.3)  (143.3)
       CMP Asia                 (0.5)       --      (0.5)      (0.7)    (1.2)
       CMP Information         (17.5)      0.2     (17.3)      (5.8)   (23.1)
       United Advertising
        Publications            11.7        --      11.7       (0.8)    10.9
    Professional media         (77.6)     (0.5)    (78.1)     (78.6)  (156.7)
    News distribution            8.9       2.1      11.0      (21.3)   (10.3)
    Market research             (3.9)       --      (3.9)     (44.3)   (48.2)
    Continuing operations      (72.6)      1.6     (71.0)    (144.2)  (215.2)
    Acquisitions:
    CMP Information               --        --        --         --       --
    Acquisitions                  --        --        --         --       --
    Operating loss             (72.6)      1.6     (71.0)    (144.2)  (215.2)
    Non-operating
     exceptional items                                                 (14.0)
    Net interest and other
     financial income                                                    8.0
    Loss on ordinary
     activities before tax                                            (221.2)
    by geographic market
    United Kingdom             (27.6)      0.5     (27.1)     (24.6)   (51.7)
    North America              (54.5)      1.9     (52.6)    (112.4)  (165.0)
    Europe and Middle East      12.5      (0.8)     11.7       (7.2)     4.5
    Pacific                     (3.0)       --      (3.0)        --     (3.0)
    Operating loss             (72.6)      1.6     (71.0)    (144.2)  (215.2)
    Non-operating
     exceptional items                                                 (14.0)
    Net interest and
     other financial income                                              8.0
    Loss on ordinary
     activities before tax                                            (221.2)

                               Group balance sheet
                                 at 30 June 2003

                                             30 June     30 June   31 December
                                               2003        2002        2002
                                             m pounds    m pounds    m pounds
    Fixed assets
    Intangible assets                         385.5       649.2        442.7
    Tangible assets                            60.7        79.0         67.3
    Investments in joint ventures:
     - share of gross assets                   18.9        19.9         17.2
     - share of gross liabilities              (7.2)       (4.7)        (4.4)
                                               11.7        15.2         12.8
    Investments in associated undertakings      0.2         0.2          0.2
    Other investments                         172.1       160.7        169.5
                                              630.2       904.3        692.5
    Current assets
    Stocks                                     24.1        23.5         16.6
    Debtors                                   163.7       200.5        163.3
    Investments                                  --         1.9          1.5
    Short term liquid funds                   521.3       463.1        594.8
    Cash at bank and in hand                  177.3       272.2         96.7
                                              886.4       961.2        872.9
    Creditors: amounts falling
     due within one year                     (604.7)     (632.3)      (605.9)
    Net current assets                        281.7       328.9        267.0
    Total assets less current liabilities     911.9     1,233.2        959.5

    Creditors: amounts falling due
     after more than one year

    Bank and other loans                     (327.5)     (406.0)      (338.5)
    Other creditors                            (8.2)       (9.3)       (13.3)
    Convertible debt                         (237.1)     (258.6)      (245.0)
                                             (572.8)     (673.9)      (596.8)
    Provisions for liabilities and charges    (70.4)      (31.2)       (58.5)
    Net assets excluding pension liability    268.7       528.1        304.2
    Pension liability                         (90.9)      (41.0)       (90.9)
    Net assets                                177.8       487.1        213.3

    Capital and reserves
    Called up share capital                    84.5        96.1         84.5
    Share premium account                     308.5       308.3        308.5
    Merger reserve                             31.3        31.3         31.3
    Other reserves                            167.8       156.2        167.8
    Profit and loss account                  (414.9)     (106.5)      (380.8)
    Shareholders' funds
     (including non-equity interests)         177.2       485.4        211.3
    Equity minority interests                   0.6         1.7          2.0
    Capital employed                          177.8       487.1        213.3

    Equity shareholders' funds                176.6       473.2        210.7
    Non-equity shareholders' funds              0.6        12.2          0.6
    Shareholder' funds                        177.2       485.4        211.3

                            Group cash flow statement
                      for the six months ended 30 June 2003

                                    Six months      Six months     Year ended
                                      ended 30       ended 30     31 December
                                     June 2003       June 2002       2002
                                      m pounds        m pounds      m pounds

     Net cash inflow from operating
      activities                        30.2            20.2          55.5
     Dividends received from joint
      ventures and associates            0.4             0.3           0.9
     Returns on investment and
      servicing of finance               4.9            (1.4)         15.2
     Taxation                            7.6            14.4          15.3
     Capital expenditure and financial
      investment                        (3.2)          (15.3)        (22.1)
     Payments relating to prior year
      disposals                           --           (25.0)        (19.0)
     Acquisitions and disposals         (4.3)             --          (1.4)
     Equity dividends paid to
      shareholders                     (13.4)           (3.4)        (13.5)
     Net cash inflow/ (outflow) before
      use of liquid resources and
      financing                         22.2           (10.2)         30.9
     Management of liquid resources    (26.6)          201.2         222.0
     Net cash (outflow)/ inflow before
      financing                         (4.4)          191.0         252.9
     Financing
     Issue of ordinary share capital      --             2.7           2.9
     Return of capital to shareholders  (0.3)           (0.2)         (7.4)
     Redemption of convertible bond       --          (164.0)       (164.0)
     Decrease in bank loans               --              --         (47.8)
     Repayment of loan stock            (0.7)          (18.4)        (23.6)
     Financing                          (1.0)         (179.9)       (239.9)
     (Decrease)/ increase in cash in
      the period                        (5.4)           11.1          13.0

     Reconciliation of net cash flow
      to movement in net cash

      (Decrease)/ increase in cash in
       the period                       (5.4)           11.1          13.0
     Cash outflow from decrease in
      debt and financing                 0.7           182.4         235.4
     Cash outflow/ (inflow) from
      decrease/ (increase) in liquid
      resources                         26.6          (201.2)       (222.0)
     Changes in net cash resulting
      from cash flows                   21.9            (7.7)         26.4
     Other non cash movements           (0.8)           (1.2)         (6.2)
     Translation difference              4.3            10.0          24.0
     Movement in net cash in the period 25.4             1.1          44.2

     Opening net cash                   93.5            49.3          49.3
     Closing net cash                  118.9            50.4          93.5

     Reconciliation of operating loss
      to net cash inflow from operating
      activities

     Operating loss                    (11.3)          (28.4)       (215.2)
     Depreciation charges                9.5            12.1          23.2
     Amortisation of intangible assets
      - group                           52.5            64.4         247.9
     Share of results of joint ventures (1.0)           (0.5)         (1.6)
     Income from other fixed asset
      investments                       (3.2)           (3.4)        (10.4)
     Other finance expenses             (2.7)           (1.0)         (2.1)
     Profit on sale of tangible fixed
      assets                              --              --           0.4
     Payments against provisions        (9.8)           (7.9)        (14.9)
     Net increase in working capital:
      - payments against restructuring
        and other exceptional costs     (1.3)          (15.4)        (20.2)
      - other movements in working
        capital                         (2.7)            2.3          16.3
     Other non-cash items including
      movements on provisions            0.2            (2.0)         32.1
     Cash inflow from operating
      activities                        30.2            20.2          55.5

                       Statement of group total recognised gains and losses
                                  for the six months ended 30 june 2003


                                    Six months      Six months     Year ended
                                      ended 30       ended 30     31 December
                                     June 2003       June 2002       2002
                                      m pounds       m pounds     m pounds

     Loss for the financial period      (17.5)          (50.3)       (239.0)

     Currency translation differences
      on foreign currency investments:
       Group                             (4.9)          (19.3)        (32.5)
       Joint ventures                    (0.1)           (0.1)         (0.9)
     Actuarial loss recognised in the
      pension schemes                      --              --         (50.6)
     Other recognised losses for the
      year                               (5.0)          (19.4)        (84.0)
     Total recognised losses for the
      year                              (22.5)          (69.7)       (323.0)
     Prior year adjustment -
      implementation of FRS 17
      (see note 1)                         --           (48.9)        (48.9)
     Total recognised losses relating
      to the period                     (22.5)         (118.6)       (371.9)

    The historical cost loss for the financial period is not materially different from the reported loss.


           Reconciliation of movements in group shareholders' funds for the six months ended 30 June 2003

                                    Six months     Six months     Year ended
                                      ended 30      ended 30     31 December
                                     June 2003      June 2002        2002
                                      m pounds       m pounds      m pounds

     Opening shareholders funds        211.3           611.9         611.9
     Prior year adjustment -
      implementation of FRS 17
      (see note 1)                        --           (48.9)        (48.9)
                                       211.3           563.0         563.0
     Loss for the financial period     (17.5)          (50.3)       (239.0)
     Equity dividends                  (11.0)          (10.1)        (23.6)
     Non-equity dividends on 'B'
      shares - see below                (0.3)           (0.3)         (0.6)
                                       182.5           502.3         299.8
     Other recognised (losses)/ gains
      relating to the period            (5.0)          (19.4)        (84.0)
     New share capital subscribed         --             2.7           2.9
     Return of capital to shareholders  (0.3)           (0.2)         (7.4)
     Closing shareholders' funds       177.2           485.4         211.3

    At 30 June 2003, the company has 7,546,387 B shares outstanding (30 June 2002: 10,480,642; 31 December 2002: 7,546,387). These arose from the return of capital to shareholders in April 2001. B shares receive a continuing dividend linked to LIBOR. The company has indicated that it will periodically offer to repurchase B shares at 245p per share.

   On 27 June 2003, the company repurchased and cancelled 100,000 ordinary shares at 2.93 pounds per share.


                                      Notes

    1. Basis of preparation

       The interim report for the six months ended 30 June 2003 has been prepared on the basis of accounting policies set out in the 2002 Annual Report and Accounts.

       The group adopted FRS 17 "Retirement Benefits" in the 2002 Annual Report and Accounts. The adoption of the standard represents a change in accounting policy and the comparative figures have been restated accordingly. Details of the effect of adopting FRS 17 are given in the Statement of group total recognised gains and losses.

    2. Exceptional items

                                    Six months     Six months     Year ended
                                      ended 30      ended 30     31 December
                                     June 2003      June 2002        2002
                                      m pounds       m pounds      m pounds
     Charged to operating profits:
     Continuing operations
     Restructuring costs                  --              --        (30.0)
     Goodwill impairment                  --              --       (114.2)
     Continuing operations                --              --       (144.2)

     (Charged)/credited to profit before tax:
     Payments relating to prior year
      disposals                           --           (14.0)       (14.0)
     Total credited to profit on
      ordinary activities before tax      --           (14.0)      (158.2)
     Tax on exceptional items             --              --           --

    Exceptional items in 2002 included additional provisions for vacant properties, goodwill impairment and settlement of an outstanding legal claim relating to the planned merger with Carlton Communications plc in 2000 and the subsequent sale of the group's television businesses.


    3. Share of operating profit in joint ventures and associates

                                    Six months     Six months     Year ended
                                      ended 30      ended 30     31 December
                                     June 2003      June 2002        2002
                                      m pounds       m pounds      m pounds
     Joint ventures and associates
      -continuing                        1.8            1.9           3.8
     Amortisation of intangible assets  (0.8)          (1.4)         (2.2)

                                         1.0            0.5           1.6


    4. Net interest income/ (expense)

                                    Six months     Six months     Year ended
                                      ended 30      ended 30     31 December
                                     June 2003      June 2002        2002
                                      m pounds       m pounds      m pounds

     Group                               6.2             4.3          10.1
     Joint ventures and associates        --              --            --
                                         6.2             4.3          10.1

    Interest receivable includes 4.5 million pounds (six months ended 30 June 2002: 4.3 million pounds; year ended 31 December 2002: 8.8 million pounds) of interest receivable from Channel 5 Television Group in respect of shareholder loans.


    5. Earnings/(loss) per share

                     Six months ended   Six months ended       Year ended
                        30 June 2003      30 June 2002      31 December 2002

                   Earnings/ Earnings/ Earnings/ Earnings/ Earnings/ Earnings/
                     (loss)     (loss)   (loss)    (loss)    (loss)    (loss)
                   m pounds  per share  m pounds  per share m pounds per share
                               pence               pence               pence

     Profits before
      amortisation
      of intangible
      assets and
      exceptional
      items          35.8       10.7      29.5      8.9       55.1      16.5
     Adjustment in
      respect of
      amortisation
      of intangible
      assets        (53.3)     (16.0)    (65.8)   (19.8)    (135.9)    (40.7)
     Adjustment in
      respect of
      exceptional
      items:
       - charged to
         operating
         profits       --         --        --       --     (144.2)    (43.2)
       - payments
         relating to
         prior year
         disposals     --         --     (14.0)    (4.2)     (14.0)     (4.2)
     Basic          (17.5)      (5.3)    (50.3)   (15.1)    (239.0)    (71.6)
     Diluted        (17.5)      (5.3)    (50.3)   (15.1)    (239.0)    (71.6)

    Basic loss per share is calculated on the loss attributable to shareholders of 17.5 million pounds (June 2002: loss of 50.3 million pounds;

December 2002: loss of 239.0 million pounds) and on 335,515,353 shares (June 2002: 333,561,961; December 2002: 333,773,282) being the weighted average number of shares in issue during the period.

    For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The group has three categories of dilutive potential ordinary shares: those share options granted to employees where the exercise price is less than the average market price of the company's ordinary shares during the year, those shares which may be issued under the LTIP and shares attributable to convertible debt. No adjustment has been made for the dilutive impact, as this would increase reported earnings per share.


    6. Foreign exchange

    The trading results of overseas subsidiaries, joint ventures and associated companies were translated into sterling at an average of the exchange rates ruling for the period. This resulted in a weighted average rate of exchange in respect of the US dollar for the period of $1.61 : 1 pound (six months ended 30 June 2002: $1.46 : 1 pound; year ended 31 December 2002: $1.51 : 1 pound). The balance sheets of overseas subsidiaries, joint ventures and associated companies were translated into sterling at the period end rate of exchange in respect of the US dollar of $1.67 : 1 pound (six months ended 30 June 2002: $1.52 : 1 pound; year ended 31 December 2002: $1.61 : 1 pound).


    7. Dividends
                                    Six months     Six months     Year ended
                                      ended 30      ended 30     31 December
                                     June 2003      June 2002        2002
                                     m pounds        m pounds      m pounds

     Equity dividends                 (11.0)          (10.1)        (23.6)
     Non-equity dividends - B shares   (0.3)           (0.3)         (0.6)
     Dividends                        (11.3)          (10.4)        (24.2)

    An interim dividend of 3.3 pence per ordinary share (2002: 3.0 pence) will be payable on 23 October 2003 to shareholders on the register at close of business on 15 August 2003.

    The non-equity dividends relate to the LIBOR linked dividend on B shares.


    8. Acquisitions and disposals

    On 22 April 2003, the 50% shareholding in Property Media Limited not already owned by the group was acquired for 2.75m pounds in cash.

    On 14 May 2003, Kenrick Place Media Limited was acquired for 1.6m pounds in cash.


    9. Post balance sheet events

    On 22 July 2003, Aprovia UK was acquired for 79m pounds in cash. Aprovia UK owns The Builder Group, a UK construction publisher and event organizer, and Barbour Index, an information services provider to professionals in the UK construction and health and safety sectors.


    10. Status of financial information

    The figures for the year ended 31 December 2002 (which do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985) have been extracted from the Annual Report and Accounts which have been filed with the Registrar of Companies; the auditors opinion on those accounts was unqualified and did not contain a statement under section 237 of the Companies Act 1985.

    The interim financial information was approved by a duly appointed and authorised committee of the board of Directors on 29 July 2003. It is unaudited but has been reviewed by the auditors as set out in their report.


            Independent review report to United Business Media plc

    Introduction

    We have been instructed by the company to review the financial information for the six months ended 30 June 2003 which comprises a group profit and loss account, statement of group total recognized gains and losses, group balance sheet as at 30 June 2003, group cash flow statement, comparative figures and associated notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

    This report is made solely to the company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by the law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

    Directors' responsibilities

    The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

    Review work performed

    We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

     Review conclusion

     On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

     Ernst & Young LLP
     London
     29 July 2003